Swap-A-Debt, Inc.
1001 Brickell Bay Drive, Suite 1804
Miami Beach, FL  33137

March 10, 2009

Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Swap-A-Debt, Inc. Amendment No. 5 to Registration Statement on Form S-1 Filed February 12, 2009 File No. 333-153798

Dear Mr. Owings:

We are in receipt of your comment letter dated March 9, 2009 regarding the above referenced filings. As requested in your letter, we provide responses to the questions raised by staff.  For convenience, the matters are listed below, followed by the Company’s responses:

General

1.
We note your response to comment one of our February 4, 2009 letter stating that you do not provide payday loans and money transfer services at this time. Please discuss whether you intend to provide these services in the future and, if so, revise your prospectus accordingly.  See Item 101(c)(1) of Regulation S-K.

Answer:	We confirm that we do not intend to provide payday loans and money transfer services.

2.
You state in your response to comment one of our February 4, 2009 letter that the “Credit Doctor” and credit rating services you offer through third party providers are disclosed in your filing.  Please state the specific location of this disclosure in your filing as we are unable to identify any such disclosure.

Answer:	This disclosure has been added under “Credit Rating Services” in the business plan section of the filing.

Cover Page

3.
 We note that you indicate that you filed this amendment number five to your registration statement on February 9, 2009, but the applicable filing date is February 2, 2009.  Please ensure that you state the accurate filing date in all future amendments.

Answer:	The accurate filing date has been disclosed on this amendment and will be in any future amendments.

Selling Security Holders, page 24

4.
We note that you revised footnote seven on page 31 to indicate that Mr. Reusch assigned the balance of the note he held to Mr. Pearson on February 9. 2008, but you previously indicated that this assignment occurred on January 15, 2008.  We note that you made a similar revision in footnote three on page 33 to state that this assignment occurred on February 4, 2008.  Please revise or advise.

Answer:
This section and throughout the S1 has been revised to disclose that Ms. Reusch assigned the note on January 15, 2008 so that all disclosures are consistent.  In addition, this amendment has been revised to disclose that it is Erin Reusch and not Eric Reusch.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may now assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Edward C. DeFeudis
Edward C. DeFeudis
President and Chairman of the Board